Form 10-K405, Exhibit 13
period 1995-09-30
PLEXUS CORP
filed 1995-12-27
CIK 785786

BUSINESS DESCRIPTION

Plexus, a product development company, was formed in 1979 when two electronics companies merged together. The unique concept underlying the formation of Plexus was that of manufacturing and developing products for other industries.

Plexus' headquarters and two of their subsidiaries are located in Neenah, Wisconsin. One subsidiary is Technology Group, Inc. (TGI), which is comprised of the engineering staff and product development facilities. The other subsidiary is Electronic Assembly Corporation (EAC), which is comprised of the manufacturing staff and facilities. Plexus also has an EAC manufacturing facility in Richmond, Kentucky.

Plexus Corp., through its subsidiaries, designs, develops, manufactures and tests a variety of electronic products for major corporations on an international basis. The Company has no proprietary products, but its designs are used in a variety of fields, including: computer, medical, industrial, communications, consumer and automotive fields.

Due to its commitment to quality, the Company utilizes the latest equipment, tools and methods in manufacturing and engineering. This ensures that its customers are receiving the most up-to-date technology available to produce a quality, cost-effective product.


TABLE OF CONTENTS

Financial Highlights . . . . . . . . . . . . . . . .     1

Letter to Shareholders . . . . . . . . . . . . . . .     2

Business Review  . . . . . . . . . . . . . . . . . .     4

Management's Discussion and Analysis . . . . . . . .     9

Consolidated Financial Statements. . . . . . . . . .     11

Shareholder Information  . . . . . . . . . . . . . .     20

FINANCIAL HIGHLIGHTS
(in thousands, except share and per share amounts)

                                                       (in thousands, except share and per share amounts)


OPERATING STATEMENT DATA                     1995             1994             1993             1992         1991
Sales                                    $283,134         $242,483         $159,597       $157,376       $120,434
Cost of sales                             259,438          226,313          146,523        140,681        107,102
Gross profit                               23,696           16,170           13,074         16,695         13,332
Operating expenses                         11,261            8,244            6,764          6,968          5,806
Operating income                           12,435            7,926            6,310          9,727          7,526
Other expenses                              2,153            2,996            2,180          1,517          1,772
Income before income tax                   10,282            4,930            4,130          8,210          5,754
Income tax                                  3,939            1,873            1,560          3,160          2,115
-----------------------------------------------------------------------------------------------------------------
Net income                               $  6,343         $  3,057         $  2,570       $  5,050       $  3,639
=================================================================================================================
Net income per common share:
  Primary:                               $    .89         $    .46         $    .40       $    .80       $    .59
  Fully diluted:                         $    .88         $    .46         $    .40       $    .80       $    .59
Cash dividends per common share          $     --         $     --         $     --       $     --       $     --
=================================================================================================================

BALANCE SHEET DATA

Working capital                          $ 71,302         $ 62,784         $ 45,169        $31,370        $23,442
Total assets                              115,088          122,021           95,149         62,689         54,529
Long-term debt                             41,734           40,691           40,064         20,461         19,729
Stockholders' equity                       41,009           34,879           24,801         23,130         16,603



NET SALES
($ in millions)
[BAR GRAPH]

NET INCOME
($ in millions)
[BAR GRAPH]

NET INCOME PER SHARE
(in dollars)
[BAR GRAPH]

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

YEAR ENDED SEPTEMBER 30, 1995 COMPARED TO
YEAR ENDED SEPTEMBER 30, 1994

Net sales for the fiscal year ended September 30, 1995 increased $40,651,000 or 16.7% to $283,134,000 from $242,483,000 for the fiscal year ended September 30, 1994. After a slow first quarter, volume increased steadily during fiscal year 1995, due to an increased customer base. Management believes that these new strategic relationships are a result of the Company's investment and development of its outstanding technology package and facilities. The Company will continue to be selective in the enlargement of its customer base, seeking market leaders that want to develop a long-term relationship. A portion of this increase continues to be sales allocable to component parts used in assemblies ("part sales") as distinguished from sales allocable to services; parts sales tend to have lower margins to the Company than services sales.

Cost of sales for the fiscal year ended September 30, 1995 increased $33,125,000 or 14.6% to $259,438,000 from $226,313,000 for the fiscal year ended September 30, 1994. The increase in costs of sales results from the increased level of sales and from those costs associated with increased parts sales. Increased utilization of the Advanced Manufacturing Center and more efficient use of capacity in the other plants enabled gross profit to increase $7,526,000 or 46.5% for the fiscal year ended September 30, 1995 to $23,696,000 from $16,170,000 for the fiscal year ended September 30, 1994. Gross profit margin as a percentage of sales increased to 8.4% from 6.7%.

Selling and administrative expenses for the fiscal year ended September 30, 1995 increased $3,017,000 to $11,261,000 from $8,244,000 for the fiscal year ended September 30, 1994. This increase is due to management's decision to improve customer service, data collection, and information systems with additional staffing. The Company also incurred larger than normal expenditures during the fourth quarter of the fiscal year for group health, employee procurement, supplies, customer relations, and charitable donations. These events caused an increase in selling and administrative expenses to 4.0% for fiscal 1995 as a percentage of net sales compared to 3.4% for fiscal 1994.

Interest expense decreased $682,000 for the fiscal year ended September 30, 1995 to $2,470,000 from $3,152,000 for the fiscal year ended September 30, 1994. This decrease is due to decreases in the amount of average daily borrowings on the Company's line of credit related to working capital requirements in the latter half of the fiscal year and decreases in interest rates. Miscellaneous income of $317,000 for fiscal year 1995 compared to miscellaneous income of $156,000 was due to increased amount of charges billed back to customers covering inventory carrying costs, and the one-time effect of a write-off in fiscal 1994.

Income taxes increased $2,066,000 for the fiscal year ended September 30, 1995 to $3,939,000 from $1,873,000 for the fiscal year ended September 30, 1994. This increase is due to the increased level of pretax profits.

The Company's two largest customers in sales in each of the past several years were International Business Machines Corporation (through up to six subsidiaries or divisions) and General Electric Company (through up to five subsidiaries or divisions). Each of the entities contracts independently of the others, and the Company does not believe that sales to any of these customers depend upon sales to the others. In fiscal 1995, sales to International Business Machines Corporation were reduced due to the termination of several projects relating to IBM product lines, although IBM remains a significant customer. While the loss of all, or a substantial portion of, the business with IBM or General Electric would have a material adverse effect on the Company's sales and profitability, the Company does not believe this to be a likely possibility. The Company expects that its historic dependency on IBM and GE will be further reduced in fiscal 1996 as a percentage of total sales. The Company expects, however, revenue growth in fiscal 1996 from both IBM and GE, as well as from expanded programs for other existing customers and programs from new customers.

Substantially all of the Company's business is done on a project by project basis for its customers. Although the Company has several projects and customers for which it provides services on a continuing basis, the timing and nature of particular customer projects can vary significantly from period to period. Substantial changes in the nature or timing of these projects can affect the Company's sales and profitability from period to period.

YEAR ENDED SEPTEMBER 30, 1994 COMPARED TO
YEAR ENDED SEPTEMBER 30, 1993

During the year ended September 30, 1994, net sales increased $82,886,000 or 52% to $242,483,000 from $159,597,000 for the fiscal year ended September 30, 1993. This increase was made possible due to increased capacity provided by the Company's new Advanced Manufacturing Center which was completed and began operations during the beginning of fiscal year 1994. The largest portion of this increase related to part sales as distinguished from sales allocable to services.

Cost of sales increased $79,790,000 to $226,313,000 for the fiscal year ended September 30, 1994 compared to $146,523,000 for the fiscal year ended September 30, 1993. Approximately 86% of this increase was in the cost of component parts associated with the increase in parts sales, with the balance of the increase arising from other expenses such as labor and related payroll costs due to increase staffing, and fixed manufacturing expenses related to the Advanced Manufacturing Center. As a result of the increased parts sales, increased cost of key component parts especially during the first fiscal quarter resulting from a worldwide shortage of key components (logic and memory devices), increased staffing and fixed manufacturing expenses, gross profit decreased to 6.7% of net sales for the fiscal year ended September 30, 1994 compared to 8.2% of net sales for the fiscal year ended September 30, 1993. However actual gross profit increased 23.6% to $16,170,000 in fiscal 1994 from $13,074,000 for fiscal year 1993 as a result of the increased sales.

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

Selling and administrative expenses as a percentage of net sales decreased to 3.4% for the fiscal year ended September 30, 1994 compared to 4.2% of net sales for the fiscal year ended September 30, 1993. Selling and administrative expenses are expected to remain at a level relatively consistent with the fourth quarter of fiscal 1994 as the Company believes it has in place the structure and personnel, with the possible addition of one or two positions, to support increased sales.

Other income and expense increased $816,000 to $2,996,000 for the fiscal year ended September 30, 1994 compared to $2,180,000 for the fiscal year ended September 30, 1993. Interest expense increased $1,544,000 to $3,152,000 from $1,608,000 for the fiscal year ended September 30, 1993. The increase in interest expense in fiscal year 1994 is due to increased average daily borrowings on the Company's line of credit related to working capital requirements and also higher interest rates. The Company's increased interest expense on its line of credit was offset in part by the Company's sale and leaseback transaction in late fiscal 1994 as detailed below. Miscellaneous income of $156,000 for fiscal year 1994 compared to miscellaneous expense of $572,000 for fiscal year 1993 primarily relating to write-off of a minority investment and an allocated loss on the Company's investment in Plexus Home Automation Limited Partnership.

Income taxes for the fiscal year ended September 30, 1994 increased $313,000 to $1,873,000 primarily due to increased pretax profit. Effective October 1, 1992 the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". This change did not have a significant effect on reported net earnings for the fiscal year 1994 or 1993.

LIQUIDITY AND CAPITAL RESOURCES

As shown in the Company's statements of cash flows, cash increased $2,488,000 during fiscal 1995. This increase is a result of $4,188,000 provided by operations and $387,000 provided by financing activities, offset by $2,087,000 used in investing activities. Net cash provided by operations is a result primarily from net income, non-cash items and improved controls over inventory, offset by decreased accounts payable and increased accounts receivables. Net cash used in investing activities is a result primarily from purchase of equipment.

Working capital increased to $71,302,000 at September 30, 1995 from $62,784,000 at September 30, 1994. Accounts receivable increased $3,861,000 because of increased sales volume for the year. Inventories decreased $11,081,000 as a result of improved procurement and materials management initiatives.
Management expects to make additional progress on improving cash flow from operations.

The Company leases the majority of its machinery and equipment additions under operating lease arrangements. The Company anticipates continued use of lease financing arrangements as a means to finance machinery and equipment. The Company believes that anticipated revenues from operations will be sufficient to fund these obligations for the foreseeable future. The Company has total future commitments of $46,476,000 related to noncancelable operating leases (see Note 7 to the Consolidated Financial Statements); lease payments are included in cost of goods sold.

Payment for property, plant and equipment for fiscal 1995, 1994 and 1993 was $2,106,000, $5,288,000, and $8,233,000, respectively. Except for the Advanced Manufacturing Center, these acquisitions were financed from working capital. The Advanced Manufacturing Center was permanently financed by use of a sale and leaseback transaction in August, 1994. Management has currently budgeted capital expenditures in fiscal year 1996 of approximately $2,000,000.

The Company's debt-to-equity ratio was 1.8 to 1 at September 30, 1995 and 2.5 to 1 at September 30, 1994. The Company was in compliance with debt-to-equity, and similar ratios, under its debt facilities at both dates.

At September 30, 1995, the Company had $41,500,000 outstanding on its Revolving Credit Facility, as compared to $37,100,000 at September 30, 1994. The Company increased this Revolving Credit Facility in July 1995, to permit maximum borrowings of $55,000,000 (increased from $40,000,000) and extended the termination date and final maturity of the existing notes from July 31, 1997 to July 31, 1998. The Company used $3,500,000 of the additional credit to pay off an outstanding $3,500,000 promissory note to a financial institution which it had used to replace certain Industrial Revenue Bond debt. The Company also paid off its $200,000 industrial revenue bond for its Kentucky facility. On October 7, 1993, the Company entered into an interest rate cap agreement which limits the interest rate portion of its floating rate long term debt to 8% or 8.5%, depending on the rate charged in the revolving credit agreement. The agreement has a notional amount of $10,000,000 and expires on October 7, 1996. The Company does not believe that these arrangements create any material exposure to the Company relating to "derivatives" or similar arrangements.

The Company has not paid dividends on its common stock, but has reinvested its earnings to support its working capital and expansion requirements. Except for future dividend requirements on the Series A preferred stock, the Company intends to continue to employ its earnings in the development and expansion of the business and does not expect to pay cash dividends in the foreseeable future.

The Company believes that its existing credit facilities, leasing capabilities, and projected cash flow from operations will be sufficient to meet its foreseeable short term and long term capital and liquidity needs.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993
(in thousands, except per share amounts)

                                                      1995              1994              1993
Net sales                                             $283,134         $242,483         $159,597
Cost of sales                                          259,438          226,313          146,523
------------------------------------------------------------------------------------------------
             Gross profit                               23,696           16,170           13,074
Selling and administrative expenses                     11,261            8,244            6,764
------------------------------------------------------------------------------------------------
             Operating income                           12,435            7,926            6,310
------------------------------------------------------------------------------------------------
Other income (expense)
    Interest expense                                    (2,470)          (3,152)          (1,608)
    Miscellaneous                                          317              156             (572)
------------------------------------------------------------------------------------------------
                                                        (2,153)          (2,996)          (2,180)
------------------------------------------------------------------------------------------------
                                                        10,282            4,930            4,130
Income taxes                                             3,939            1,873            1,560
------------------------------------------------------------------------------------------------
             Net income                                $ 6,343        $   3,057        $   2,570
================================================================================================
             Net income per common and common
                     equivalent share
                 Primary                               $   .89        $     .46        $     .40
================================================================================================
                 Fully diluted                         $   .88        $     .46        $     .40
================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 1995 AND 1994
(in thousands, except share and per share amounts)




ASSETS                                                                                 1995                1994
Current assets:
    Cash                                                                               $    3,569        $  1,081
    Accounts receivable, net of allowance of $145 and $130
             in 1995 and 1994, respectively                                                47,560          43,699
    Inventories                                                                            48,966          60,047
    Deferred income taxes                                                                     904             743
    Prepaid expenses and other                                                              1,930           3,200
-----------------------------------------------------------------------------------------------------------------
                     Total current assets                                                 102,929         108,770
Property, plant and equipment, net                                                         11,829          12,856

Other                                                                                         330             395
-----------------------------------------------------------------------------------------------------------------
                     Total assets                                                        $115,088        $122,021
=================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Current portion of long-term debt                                                    $    107        $    550
    Accounts payable                                                                       23,279          36,891
    Customer deposits                                                                       3,530           3,501
    Accrued liabilities:
             Salaries and wages                                                             2,618           2,182
             Other                                                                          2,093           2,862
-----------------------------------------------------------------------------------------------------------------
                     Total current liabilities                                             31,627          45,986
Long-term debt                                                                             41,734          40,691
Deferred income taxes                                                                         718             465

Stockholders' equity:
    Series A preferred stock, $.01 Par value, $1,000 face value, 7,000 shares
             authorized, issued and outstanding                                                 -               -
    Preferred stock, $.01 Par value, 4,993,000 shares authorized,
             none issued or outstanding                                                         -               -
    Common stock, $.01 Par value, 30,000,000 shares authorized,
             6,491,345 and 6,460,498 issued and outstanding, respectively                      65              65
    Additional paid-in capital                                                             14,160          13,829
    Retained earnings                                                                      26,784          20,985
-----------------------------------------------------------------------------------------------------------------
                                                                                           41,009          34,879
-----------------------------------------------------------------------------------------------------------------
                     Total liabilities and stockholders' equity                          $115,088        $122,021
=================================================================================================================



The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993
(in thousands, except share amounts)


                                                                                       Additional                           Total
                                      PREFERRED STOCK             COMMON STOCK            Paid-in        Retained   Stockholder's
                                    Shares    Amount          Shares       Amount         Capital        Earnings          Equity
Balances,
    September 30, 1992                -        $ -          6,448,173        $64          $ 7,708         $15,358      $23,130
Exercise of stock options             -          -                  -          -             (899)              -         (899)
Net income                            -          -                  -          -                -           2,570        2,570
-------------------------------------------------------------------------------------------------------------------------------
Balances,
    September 30, 1993                -          -          6,448,173         64            6,809          17,928       24,801
Exercise of stock options             -          -             12,325          1               20               -           21
Issuance of Series A
    Preferred Stock               7,000          -                  -          -            7,000               -        7,000
Net Income                            -          -                  -          -                -           3,057        3,057
-------------------------------------------------------------------------------------------------------------------------------
Balances,
    September 30, 1994            7,000          -          6,460,498         65           13,829          20,985       34,879
Exercise of stock options             -          -             30,847          -              331               -          331
Net income                            -          -                  -          -                -           6,343        6,343
Preferred dividends
    ($77.69 Per share)                -          -                  -          -                -            (544)        (544)
-------------------------------------------------------------------------------------------------------------------------------
Balances,
    September 30, 1995            7,000        $ -          6,491,345        $65          $14,160         $26,784      $41,009
===============================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES                                      1995                1994              1993
Net income                                                            $   6,343            $    3,057       $    2,570
Adjustments to reconcile net income to net cash flows
             from operating activities:
    Depreciation and amortization                                         3,237                 3,103            2,555
    Deferred income taxes                                                    92                  (156)            (164)
    Changes in assets and liabilities:
             Accounts receivable, net                                    (3,861)              (22,367)          (3,164)
             Inventories                                                 11,081               (10,599)         (19,854)
             Prepaid expenses and other                                   1,270                  (690)          (1,453)
             Accounts payable                                           (13,612)               12,869           10,251
             Customer deposits                                               29                 2,627              (94)
             Accrued liabilities                                           (333)                  860             (332)
             Other                                                          (58)                  125              137
----------------------------------------------------------------------------------------------------------------------
                     Net cash flows provided by (used in)
                              operating activities                        4,188               (11,171)          (9,548)
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on sale of property, plant and equipment                            19                 9,104                -
Payments for property, plant and equipment                               (2,106)               (5,288)          (8,233)
----------------------------------------------------------------------------------------------------------------------
                     Net cash flows provided by (used in)
                              investing activities                       (2,087)                3,816           (8,233)
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from debt                                                      121,900               110,791          137,500
Payments on debt                                                       (121,300)             (110,219)        (119,763)
Issuance of preferred stock                                                   -                 7,000                -
Issuance of common stock                                                    331                    21                -
Payments of preferred dividends                                            (544)                    -                -
----------------------------------------------------------------------------------------------------------------------
                     Net cash flows provided by financing activities        387                 7,593           17,737
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                           2,488                   238              (44)
Cash at beginning of year                                                 1,081                   843              887
----------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                   $   3,569            $    1,081       $      843
=======================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

Consolidation Principles: The consolidated financial statements include the accounts of Plexus Corp. and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions have been eliminated.

Inventories: Inventories are valued primarily at the lower of standard cost or market. Standard cost approximates costs determined by the first-in, first-out
(FIFO) method.

Property, Plant and Equipment and Depreciation: These assets are stated at cost. Depreciation, determined on the straight-line method, is based on lives assigned to the major classes of depreciable assets as follows:

    Buildings and improvements            18-40 years
    Machinery and equipment                3-10 years
    Office furniture and equipment         5-10 years
    Vehicles                                3-5 years

Revenue Recognition: Revenue is recognized primarily when inventory is shipped. Revenue relating to product design and development contracts is recognized as costs are incurred utilizing the percentage-of-completion method.

Income Taxes: Deferred income taxes are provided for differences between the bases of assets and liabilities for financial and tax reporting purposes.

Stock Options: Proceeds from the sale of newly-issued common stock to employees under the Company's stock option plan are credited to common stock to the extent of par value and the excess to additional paid-in-capital. Income tax benefits attributable to stock options exercised are recorded as an increase in additional paid-in-capital.

Net Income Per Common and Common Equivalent Share: The computations of primary and fully diluted net income per common share for 1995 and 1994 are based upon the weighted average number of common shares outstanding plus the effect of common shares contingently issuable relating to outstanding stock options using the treasury stock method and common shares contingently issuable relating to the convertible preferred stock using the if-converted method. In 1993, stock options did not impact net income per share as they were either insignificant or antidilutive, thus the computations are based solely upon the weighted average number of common shares outstanding during the period. The fully diluted calculation reflects additional dilution from stock options and convertible preferred shares applying the market price at the end of the period when that price is higher than the average market price for the period.

The common equivalent shares outstanding for the calculation of primary and fully diluted net income per common share were 7,137,487 and 7,249,286 in 1995, respectively. In 1994, and 1993, the common equivalent shares outstanding for the calculation of primary and fully diluted net income per common share were 6,705,239, and 6,448,173, respectively.

Reclassification: Certain prior years' amounts have been reclassified to conform to the 1995 presentation.

NOTE 2 - INVENTORIES:

The major classes of inventories at September 30, 1995 and 1994 are as follows (in thousands):

                                1995             1994
Assembly parts                 $33,950         $38,156
Work-in-process                 14,782          21,383
Finished goods                     234             508
                               -----------------------
                               $48,966         $60,047
                               =======================


NOTE 3 - PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment, net at September 30, 1995 and 1994 consist of the following (in thousands):

                                     1995             1994
  Land and improvements            $   731          $   731
  Buildings and improvements         7,664            7,614
  Machinery and equipment           13,881           12,682
  Office furniture and equipment     6,954            6,108
  Vehicles                             671              663
  Construction-in-progress             193              783
                                   ------------------------
                                   $30,094          $28,581
     Less accumulated
      depreciation                  18,265           15,725
                                   ------------------------
                                   $11,829          $12,856
                                   ========================

NOTE 4 - DEBT:

Long-term debt at September 30, 1995 and 1994 consists of the following (in thousands):

                                     1995         1994
Revolving credit arrangement
(described below)                   $41,500      $37,100

$3,500,000 Bank Promissory Note,
paid in 1995                              -        3,500

Other notes and obligations with
a weighted average interest
rate of 5.9%                            341          641
                                    --------------------
                                     41,841       41,241
Less current portion                    107          550
                                    --------------------
                                    $41,734      $40,691
                                    ====================



The revolving credit arrangement matures in July 1998 and provides for maximum borrowings of $55,000,000, with all or portion of the principal bearing interest at a prime-based or a LIBOR-based rate as elected by the Company. These rates range from prime plus 1/4% to prime plus 1/2% and LIBOR plus 2% to LIBOR plus 2 1/2%, depending on the Company's consolidated debt-to-worth ratio, as defined by the Loan Agreement. The weighted average interest rate for this agreement was 7.7% at September 30, 1995. The amount available under this agreement is limited to 80% of qualified accounts receivable and 50% of qualified inventory. Inventory borrowings are limited to $27,500,000. A commitment fee of 1/4 of 1% per annum on the unused portion of this arrangement is payable quarterly.

During 1995, the Company has an interest rate cap agreement with a commercial bank which limited the Company's interest rate on a portion of its floating rate long-term debt to 8% or 8.5%, depending on the rate charged on the revolving credit arrangement. The agreement had a notional amount of $10,000,000 and expires on October 7, 1996.

The revolving credit agreement, as amended, includes covenants which require the maintenance of various debt-to-net worth ratios.

The aggregate scheduled maturities of long-term debt in subsequent years are as follows (in thousands):

1996        $   107
1997             63
1998         41,509
1999             10
2000             10
Thereafter      142
            -------
            $41,841
            =======


Cash paid for interest during the years ended September 30, 1995, 1994 and 1993 was $2,954,000, $3,248,000 and $1,727,000, respectively.

NOTE 5 - INCOME TAXES:

The Company and its subsidiaries file a consolidated Federal income tax return. Income taxes consist of the following (in thousands):

                              1995         1994         1993
  Currently payable:
    Federal                 $3,209        $1,706       $1,464
    State                      638           323          260
                            ---------------------------------
                             3,847         2,029        1,724
                            ---------------------------------
  Deferred:
    Federal                     52          (210)        (141)
    State                       40            54          (23)
                            ---------------------------------
                                92          (156)        (164)
                            ---------------------------------
                            $3,939        $1,873       $1,560
                            =================================


Following is a reconciliation of the Federal statutory income tax rate to the effective tax rates reflected in the consolidated statements of operations for the years ended September 30, 1995, 1994 and 1993:


                                            1995       1994      1993
Federal statutory income tax rate           34.0%      34.0%     34.0%
Increase (decrease) resulting from:
  State income taxes, net of
    Federal income tax benefit               4.4        5.0       4.2
  Other, net                                (0.1)      (1.0)     (0.4)
                                            -------------------------
Effective tax rate                          38.3%      38.0%     37.8%
                                            =========================

Notes to Consolidated Financial Statements

The components of the net deferred income tax asset as of September 30, 1995 and 1994, were as follows (in thousands):


                                            1995          1994
Deferred tax assets:
    Accrued benefits                      $  521         $  415
    Loss carryforwards                       115            153
    Partnership investment                   122            120
    Valuation reserves                       209            417
    Health insurance                          31             31
    Inventory capitalization                 217             99
    Other                                    340            117
                                          ---------------------
                                           1,555          1,352
    Less valuation allowance                (181)          (142)
                                          ---------------------
                                           1,374          1,210
                                          ---------------------
Deferred tax liabilities:
    Property, plant and equipment            997            827
    Other                                    191            105
                                          ---------------------
                                           1,188            932
                                          ---------------------
Net deferred income tax asset             $  186         $  278
                                          =====================


Cash paid for income taxes for the years ended September 30, 1995, 1994 and 1993 was $4,577,000, $1,419,000 and $1,884,000, respectively.

NOTE 6 - STOCKHOLDERS' EQUITY:

During 1994, the company issued 7,000 shares of Series A Preferred Stock (the "Preferred Shares") with a face value of $1,000 per share at face value. Dividends are earned on the face value of the Preferred Shares at 1/2 the sum of the prime rate less 1%. These dividends are cumulative and payable semi-annually in arrears, when and as declared by the Company's Board of Directors. At September 30, 1995, dividends of $8.25 per share (aggregate $58,000) were in arrears on the Preferred Shares. Upon liquidation of the Company, holders of the Preferred Shares would be entitled to receive the face value of the Preferred Shares, plus any accrued but unpaid dividends, whether declared or not, before any distribution to the common shareholders of the Company. The Company may redeem the Preferred Shares at any time on or after June 30, 1995, at face value plus any accrued but unpaid dividends, whether declared or not. From and after October 1, 1994 until June 30, 2004, the Preferred Shares are convertible into common stock at a conversion price of $12.63 per share. The Company has reserved 554,455 shares of its authorized but unissued common stock for possible conversion.

NOTE 7 - LEASE COMMITMENTS:

The Company has a number of operating lease agreements primarily involving manufacturing equipment, computerized design equipment and manufacturing facilities. These leases are noncancelable and expire on various dates through 2014. Rent expense under all operating leases during 1995, 1994 and 1993 was approximately $12,491,090, $10,519,000 and $7,742,000, respectively. Renewal and purchase options are available on certain of these leases.

During 1994, the Company sold its Advanced Manufacturing Facility for $9,250,000 and entered into an agreement to lease the facility back from the purchaser. The lease calls for annual rental payments of $1,091,000 over twenty years and allows the Company to extend the lease for six five-year periods. The lease has been accounted for as an operating lease. The gain recognized on the sale was not significant.

The future minimum annual payments on these leases are as follows (in thousands):

1996              $12,929
1997                7,958
1998                3,437
1999                1,823
2000                1,777
Thereafter         18,552
                  -------
                  $46,476
                  =======


NOTE 8 - STOCK OPTION AND SAVINGS PLANS:

The Company's 1988 Stock Option Plan (the "1988 Plan") authorizes the Company to grant options to purchase up to 900,000 shares of common stock. All shares will be made available from authorized and unissued shares. Officers and key employees of the Company are eligible to receive options. The 1988 Plan provides for the granting of options at an option price of not less than the fair market value on the date of grant. Options vest over a three-year period. Additionally, the 1988 Plan authorizes the Company to grant 450,000 stock appreciation rights, none of which have been granted as of September 30, 1995.

During 1995, the Company approved two stock option plans, the 1995 Executive Stock Option Plan (the "Executive Plan") and the 1995 Directors' Stock Option Plan (the "Directors' Plan). The Executive Plan authorizes the Company to grant options to purchase up to 1,000,000 shares of common stock. All shares will be made available from authorized and unissued shares. Options may be

Notes to Consolidated Financial Statements

granted to officers and key employees of the Company provided that no officer or key employee may be granted an option or options covering, in the aggregate, more than 50,000 shares of stock in any calendar year. The Executive Plan provides for the granting of options at an option price of not less than the fair market value on the date of grant. Options vest over a three-year period after the date of grant. Additionally, the Executive Plan authorizes the Company to grant 300,000 stock appreciation rights, none of which have been granted as of September 30, 1995. The Executive Plan shall terminate on December 31, 2004 or at such earlier time as the Board of Directors may determine.

The Directors' Plan authorizes the Company to grant options to purchase up to 100,000 shares of common stock. Shares may come from authorized but unissued shares, from treasury shares held by the Company, from shares purchased by the Company on an open market for such purpose, or from any combination of the foregoing. At the first meeting of the Board of Directors following the Company's 1995 annual meeting of shareholders, each person then serving the Company as an outside director was granted a nonqualified stock option to purchase 1,500 shares. Commencing December 1, 1995, and continuing on the first business day of each December thereafter through December 1, 2004, each person then serving the Company as an outside director shall automatically be granted a nonqualified stock option to purchase 1,500 shares. The Directors' Plan provides for the granting of options at an option price of not less than the fair market value on the date of grant and shall terminate on December 31, 2004 or at such earlier time as the Board may determine.

Stock option balances and transactions under the 1988 Plan, the Executive Plan, and the Directors' Plan at and during the years ended September 30, 1995, 1994, and 1993 are summarized as follows:

                                         1995       1994       1993
Outstanding at beginning
  of year                             560,661    402,161    247,162
Granted                               239,000    178,000    160,500
Exercised (between $3.88
  and $13.69 per share)               (30,834)   (16,500)         -
Lapsed                                (24,838)    (3,000)    (5,501)
                                    -------------------------------
Outstanding at end of year            743,989    560,661    402,161
                                    ===============================
Exercisable at end of year            349,945    252,696    127,366
                                    ===============================
Shares available for future
  options at end of year            1,100,000          2    175,002
                                    ===============================

Options outstanding as of September 30, 1995 have exercise prices ranging from $2.54 To $17.44 per share.

The Company's 401(k) savings plan covers all employees with one or more years of service. The Company matches employee contributions up to 2.5% of eligible earnings. The Company's contributions for 1995, 1994 and 1993 totaled $644,000, $563,000 and $498,000, respectively.

The Company is not obligated to provide any postretirement medical or life insurance benefits to employees.

NOTE 9 - BUSINESS SEGMENT AND MAJOR CUSTOMERS:

The Company and its subsidiaries operate in one business segment, the production and sale of electronic products including the designing, manufacturing, programming and testing of computerized electronic assemblies.

Approximate sales to various divisions of a major customer were 25.6%, 39.4% and 36.6% of consolidated net sales for the years ended September 30, 1995, 1994 and 1993, respectively. Additionally, sales to various divisions of another major customer approximated 17.3%, 15.6% and 18.7% of consolidated net sales for the years ended September 30, 1995, 1994 and 1993, respectively.

NOTE 10 - TRANSACTIONS WITH RELATED PARTIES:

During 1993 and 1992, a wholly-owned subsidiary of the Company, Plexus General Partner Corp., made capital contributions totaling $700,000 to the Plexus Home Automation Limited Partnership ("PHALP"). Several of the limited partners of PHALP are officers, directors and/or shareholders of the Company and/or other Company subsidiaries. The Company recorded losses of $413,000 in the years 1993 through 1995 which reduced the carrying value of this investment. PHALP became inactive during the latter half of 1995 and as a result the Company wrote off its remaining investment in the partnership of $57,000 and certain other related assets of $180,000. The Company billed PHALP $41,000, $65,000 and $693,000, during the years 1995, 1994 and 1993, respectively, for certain services rendered by the Company.

During 1994, promissory notes aggregating $5,000,000, which were payable to certain shareholders of the Company who are also limited partners in PHALP, were paid in full with the proceeds from the issuance of the Series A Preferred Stock. The preferred shares were issued to and are held by the former holders of the promissory notes described above.

NOTE 11 - QUARTERLY FINANCIAL DATA (UNAUDITED):

Summarized quarterly financial data for the years ended September 30, 1995 and 1994 is as follows (in thousands except per share and stock price amounts):

                                            FIRST           SECOND            THIRD             FOURTH
  1995                                    QUARTER          QUARTER          QUARTER            QUARTER          TOTAL
Net sales                                 $65,341          $69,380          $72,354            $76,059      $283,134
Gross profit                                4,358            5,938            6,275              7,125        23,696
Net income                                    895            1,470            1,823              2,155         6,343
Income per common share*
  Primary                                 $  0.13          $  0.21          $  0.26            $  0.30      $   0.89
  Fully diluted                              0.13             0.21             0.26               0.30          0.88
Stock price:
  High                                    $10 3/4          $12 7/8          $14 3/4            $18 7/8      $ 18 7/8
  Low                                       8 1/4            8 1/2           11 1/4             13 1/2         8 1/4

  1994

Net sales                                 $55,944          $61,323          $55,004            $70,212      $242,483
Gross profit                                3,590            4,482            3,644              4,454        16,170
Net income                                    704            1,023              304              1,026         3,057
Income per common share*                  $  0.11          $  0.16          $  0.05            $  0.15      $   0.46
Stock price:
  High                                    $    18          $17 1/2          $16 3/4            $12 1/2            18
  Low                                      14 1/4           15 1/4           11 3/4             10 1/4      $ 10 1/4


(*) Income per common share is computed independently for each quarter. The annual per share amount may not equal the sum of the quarterly amounts due to rounding. The amounts shown for 1994 represent primary and fully diluted earnings per common share.


The Company recognized adjustments in the fourth quarter of 1995 and 1994 related principally to the adjustment of perpetual inventory records to actual balances which decreased and increased quarterly earnings per share by $(.02) and $0.05, respectively.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF PLEXUS CORP.

We have audited the accompanying consolidated balance sheets of Plexus Corp. and Subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Plexus Corp. and Subsidiaries as of September 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

Milwaukee, Wisconsin                                  COOPERS & LYBRAND L.L.P.
November 17, 1995

SHAREHOLDER INFORMATION

INFORMATION ON COMMON STOCK

For the years ended September 30, 1995 and 1994, the Company's Common Stock has traded on the NASDAQ National Market System; the price information for that period represents high and low sale prices.

The Company has not paid any cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the Company's dividend intentions and Note 4 to the Consolidated Financial Statements for restrictions on dividend payments.

                                   PRICE RANGE OF                                         PRICE RANGE OF
        Fiscal Year Ended          COMMON STOCK                 Fiscal Year Ended          COMMON STOCK
        September 30, 1995         Low      High                September 30, 1994         low      high
        First quarter              81/4     103/4               First quarter             141/4      18
        Second quarter             81/2     127/8               Second quarter            151/4      171/2
        Third quarter              111/4    143/4               Third quarter             113/4     163/4
        Fourth quarter             131/2    187/8               Fourth quarter            101/4     121/2
        Year                       81/4     187/8               Year                      101/4      18


INVESTOR INFORMATION

Plexus Corp. Common Stock is traded over-the-counter on the NASDAQ National Market System, symbol PLXS. As of September 30, 1995, there were approximately 2,500 shareholders of record. A copy of Plexus Corp.'s 1994 Form 10-K Report to the Securities and Exchange Commission is available to the shareholders upon written request to:

         Joseph D. Kaufman, Secretary
         Plexus Corp.
         55 Jewelers Park Drive
         P.O. Box 156
         Neenah, WI 54957-0156


TRANSFER AGENT AND REGISTRAR

Firstar Trust Company
615 E. Michigan street
P.O. Box 2077
Milwaukee, WI 53201-2077
         (800) 637-7549

AUDITORS
Coopers & Lybrand
411 E. Wisconsin Avenue
Milwaukee, WI 53202

BOARD OF DIRECTORS


ROBERT A. COOPER
Senior Vice President
Dain Bosworth Inc.
(Brokerage and other financial services)


RUDOLPH T. HOPPE
Retired; previously President and Director
The Glenora Company
(Investments)


HAROLD R. MILLER
Retired; previously Chairman of the Board
Marathon Engineers/Architects/Planners, Inc.
(Architects and engineers)


ALLAN C. MULDER
Retired; previously Chairman of the Board
Miller Electric Manufacturing Co.
(Manufacturer of welding equipment)


JOHN L. NUSSBAUM
President
Plexus Corp.


GERALD A. PITNER
Executive Vice President
Plexus Corp.


THOMAS J. PROSSER
Vice President - Investment Banking
Robert W. Baird & Co., Inc.
(Brokerage and other financial services)


PETER STRANDWITZ
Chairman and Chief Executive Officer
Plexus Corp.




EXECUTIVE OFFICERS


PETER STRANDWITZ
Chairman and Chief Executive Officer


JOHN L. NUSSBAUM
President

GERALD A. PITNER
Executive Vice President


CHARLES C. WILLIAMS
Vice President


WILLIAM F. DENNEY
Vice President and Controller


JOSEPH D. KAUFMAN
Vice President, Secretary and General Counsel

[LOGO OF PLEXUS]

55 Jewelers Park Drive
Post Office Box 156
Neenah, WI 54957-0156

Product development,
manufacturing and testing
solutions for the electronics
industry.

                                  1995 PLEXUS
                                 ANNUAL REPORT