Form 10-K405/A, Exhibit 13
period 1995-09-30
PLEXUS CORP
filed 1996-01-31
CIK 785786

                                     1995

ANNUAL REPORT
                                [PLEXUS LOGO]

PLEXUS

designs, develops, manufactures, & tests

BUSINESS DESCRIPTION

Plexus, a product development company, was formed in 1980. The unique concept underlying the formation of Plexus was that of providing all aspects of electronic product development, including production and test, to other companies.

Plexus' headquarters and both of its subsidiaries are located in Neenah, Wisconsin. One subsidiary is Plexus Technology Group, Inc. (TGI), which is comprised of the engineering staff and product development facilities. The other subsidiary is Plexus Electronic Assembly Corporation (EAC), which is comprised of the manufacturing staff and production facilities. Plexus also has an EAC manufacturing facility in Richmond, Kentucky.

Plexus Corp., through its subsidiaries, designs, manufactures and tests a variety of electronic products for major corporations on an international basis. The Company has no proprietary products, but its designs are used in a variety of fields, including computer, medical, industrial, communications, consumer and automotive.

Because of its commitment to quality, the Company utilizes the latest equipment, tools and methods in engineering and manufacturing. This ensures that its customers are receiving the most up-to-date technology available to create a quality, cost-effective product.

TABLE OF CONTENTS
Financial Highlights................................  1
Letter to Shareholders..............................  2
Business Review ....................................  4
Management's Discussion and Analysis................  9
Consolidated Financial Statements ..................  11
Shareholder Information ............................  20


FINANCIAL HIGHLIGHTS
(in thousands, except share and per share amounts)

                                                    (in thousands, except share and per share amounts)
OPERATING STATEMENT DATA                     1995             1994          1993           1992         1991
Sales                                       $283,134         $242,483      $159,597      $157,376     $120,434
Cost of sales                                259,438          226,313       146,523       140,681      107,102
--------------------------------------------------------------------------------------------------------------
Gross profit                                  23,696           16,170        13,074        16,695       13,332
Operating expenses                            11,261            8,244         6,764         6,968        5,806
--------------------------------------------------------------------------------------------------------------
Operating income                              12,435            7,926         6,310         9,727        7,526
Other expenses                                 2,153            2,996         2,180         1,517        1,772
--------------------------------------------------------------------------------------------------------------
Income before income tax                      10,282            4,930         4,130         8,210        5,754
Income tax                                     3,939            1,873         1,560         3,160        2,115
==============================================================================================================
Net income                                  $  6,343         $  3,057      $  2,570      $  5,050     $  3,639
==============================================================================================================
Net income per common share                 $    .89         $    .46      $    .40      $    .80     $    .59
==============================================================================================================
Cash dividends per common share             $      -         $      -      $      -      $      -     $      -
==============================================================================================================

BALANCE SHEET DATA

Working capital                             $ 71,302         $ 62,784      $ 45,169      $ 31,370     $ 23,442
Total assets                                 115,088          122,021        95,149        62,689       54,529
Long-term debt                                41,734           40,691        40,064        20,461       19,729
Stockholders' equity                          41,009           34,879        24,801        23,130       16,603



Net Sales
($ in millions)
[bar graph]

Net Income
($ in millions)
[bar graph]

Net Income Per Share
(in dollars)
[bar graph]


                      Plexus Corp. 1 1995 Annual Report

LETTER TO SHAREHOLDERS

[Photo of Peter Strandwitz]
PETER STRANDWITZ, CHAIRMAN
AND CHIEF EXECUTIVE OFFICER


TO OUR SHAREHOLDERS

Sales increased 17% in fiscal 1995 and net income increased 107%. This is a reversal from 1994 in which sales increased much more than earnings (52% versus 19%). I believe that this reversal demonstrates that the Company is very serious about improving its operating efficiencies, attaining better margins, and fully controlling its inventory.

Both the sales and earnings were records for the Company.

As everyone knows, the world of electronics is expanding at a dazzling pace. Technologies are changing and improving constantly. New alliances are announced daily. As a result of this, a worldwide shortage of electronic components exists that is expected to continue for several years. Semiconductor manufacturers in particular are allocating product to a limited number of customers.

In order to cope in this dynamic environment, Plexus formed and staffed a corporate procurement organization in 1995 whose primary purpose is to create very strong supplier alliances to assure a flow of component parts at the best prices.

In 1995 the Company also strengthened its banking relationships with the addition of two more major banks to its banking consortium. Strong financial relationships are essential in order for Plexus to grow substantially in 1996 and beyond.

The Company is also actively investigating other relationships of a strategic nature.

Plexus' product development, manufacturing and test technologies remain outstanding and are continuing to attract a great deal of interest from major corporations.

Although we do not expect any improvement in the first quarter of fiscal 1996, because of product start-ups and delays, we believe that 1996 will develop into a rewarding year and that overall results will be much better than fiscal 1995.


Very truly yours,

Peter Strandwitz
PETER STRANDWITZ
Chairman and Chief Executive Officer
Plexus Corp.

                      Plexus Corp. 2  1995 Annual Report

[Picture of Building]

PRODUCT DEVELOPMENT

Global competition has made the fast track even faster. Every industry -- from cars to computers -- is feeling the pressure to speed up product development. Customer needs are quickly changing, product life cycles are getting shorter, and "time-to-market" has become as much a competitive requirement as quality and price. Companies that cannot adjust to this accelerated pace soon fall behind or drop out of the race. Success in product development is a critical issue for technology-driven companies. In today's highly competitive global environment, success most often depends on being the first to develop and introduce new products. Plexus provides all of these services in a cost-effective manner.

IT PROVIDES A DYNAMIC ENVIRONMENT OFFERING "ONE-STOP SHOPPING", FROM PRODUCT CONCEPT THROUGH MANUFACTURING...

A PRODUCT DEVELOPMENT PARTNER

Plexus Technology Group, Inc. is a full-service product development partner. It provides a dynamic environment offering "one-stop shopping", from product concept through manufacturing, or the ability to handle any segment of that process. At Plexus Technology Group, projects are handled by engineers with a business sense that supplements technical expertise. Each customer is given the highest priority.

New products require several diverse in-house engineering capabilities, including software, analog, digital, mechanical, PCB, functional test and in-circuit test. The capital expenditures and the associated fixed costs for a product development effort are often beyond the means of even well-established and profitable businesses. Because Plexus Technology Group develops many products concurrently, it can maintain a higher level of efficiency and a greater utilization of capital equipment.

[Picture of Plexus Corp. Headquarters]
Plexus Corp. Headquarters in Neenah, Wis.

                      Plexus Corp. 4  1995 Annual Report

PRODUCT DEVELOPMENT

Most companies admit to having a difficult time controlling development projects. Because of the relatively small economies of scale and expensive expertise needed at each phase, it can be difficult for a single company to support the full chain of product development activities in-house.

Plexus Technology Group provides improved time-to-market and competitive product costs through employment of expert project management.

[Picture of woman and two men at table]
OUR STAFF BRINGS A WIDE VARIETY OF EXPERIENCE AND EXPERTISE TO THE TABLE.

HIRING PERSONNEL WITH OUTSTANDING EDUCATIONAL AND/OR INDUSTRY CREDENTIALS HAS BEEN ONE OF PLEXUS TECHNOLOGY GROUP'S MOST IMPORTANT GOALS.

TOP LEVEL PERSONNEL

High-tech product development requires many different types of expertise. Hiring personnel with outstanding educational and/or industry credentials has been one of Plexus Technology Group's most important goals. Producing leading edge products requires the joint and lengthy effort of a team of experts. Plexus employs a range of specialists with different skills who are called upon as needed during different phases of a project. The staff includes project managers, electronics hardware engineers, mechanical engineers, software engineers, manufacturing engineers, assembly/quality assurance personnel, and so forth.

Plexus has a broad range of equipment and expertise. Since it is never known for certain what the next project might be, Plexus has to be completely up-to-date and maintain a broad knowledge of current technologies. Those who rely on Plexus often dominate fast-changing markets.


                      Plexus Corp. 5  1995 Annual Report

MANUFACTURING & TEST SERVICES

Plexus is committed to making the investments required to maintain and strengthen its position as a world class provider of design, test and manufacturing services. Our success, and the success of our customers, depends upon our ability to provide the highest levels of technology to our customers.

[Picture of Plexus Manufacturing Site]
PLEXUS MANUFACTURING SITE, NEENAH, WIS.

We continue to be committed to providing these services at costs that are competitive worldwide. Our efforts are focused on maintaining our technological edge while keeping costs down.

Our structure is constantly being streamlined to assure that it is cost effective. From the beginning, we have understood the value of leveraging the information available from our key suppliers, and have used these suppliers as a means to bring on new technology. Plexus has formed partnerships with leading providers of assembly equipment, test equipment and design automation tools. Through these partnerships, Plexus offers world-class capabilities.

TESTING...A KEY CONSIDERATION THROUGHOUT THE DEVELOPMENT PROCESS

OUR EFFORTS ARE FOCUSED ON MAINTAINING OUR TECHNOLOGICAL EDGE WHILE KEEPING COSTS DOWN.

Plexus has continued to maintain its leadership position in the area of Test Technology with many additions to our suite of tools and processes. During 1995 Plexus added new state-of-the-art X-Ray Laminography capabilities which allow for inspection and testing of advanced packaging and manufacturing technologies.

Plexus has also upgraded its Combinational Test capabilities with the addition of high node count test systems. These systems allow Plexus to conduct Combinational test (both

[Picture of Manufacturing Facility Interior]
BY STRENGTHENING PARTNERSHIPS WITH KEY SUPPLIERS, PLEXUS IS ABLE TO OFFER THE MOST CURRENT TECHNOLOGY AT A VERY COMPETITIVE COST.


                      Plexus Corp. 6  1995 Annual Report

MANUFACTURING & TEST SERVICES

in-circuit and functional) on assemblies with greater than 5,000 nodes.

The addition of these tools provides Plexus with the test and inspection capabilities required by our customers with complex assemblies.

The information we collect on each test is available to the customer in a variety of formats. Not only are we able to offer high quality test solutions, we can provide the data necessary to drive continuous quality improvement and cost reduction.


A DEDICATION TO LONG-LASTING CUSTOMER RELATIONSHIPS

There are several reasons for choosing a product development and manufacturing partner. Most companies realize valuable market share can be gained by reducing time-to-market. Some feel they have better ways to utilize their capital than adding buildings, equipment and staff. Still others, pressured by downsizing, have engineering and manufacturing departments that are over-burdened or have not been able to keep pace with technology. New technologies often dictate outsourcing product development.

CUSTOMERS CAN DEPEND ON PLEXUS TO BE A RELIABLE AND RESOURCEFUL SINGLE-SOURCE PARTNER.

[Picture of Technician in an office]
PLEXUS MAINTAINS ITS LEADERSHIP POSITION IN TESTING COMPLEX ASSEMBLIES BY CONTINUALLY INVESTING IN THE LATEST TEST TECHNOLOGY.

For many, creating a "strategic partnership" becomes the conclusion to their thoughts about outsourcing. In forming a strategic partnership, a company seeks to outsource a critical activity to a non-competing company that can perform it as effectively or possibly more effectively.

Whatever the reason, customers can depend on Plexus to be a reliable and resourceful single source partner. We fully understand that trust and confidentiality are essential elements in a strategic partnership.


                      Plexus Corp. 7  1995 Annual Report

STRATEGIC PARTNERSHIPS


The most successful alternative to in-house product development is forming a strategic partnership with a company that can manage product development, and also manufacture and test the product on a turnkey basis.

SINCE PLEXUS HAS NO PROPRIETARY PRODUCTS, CUSTOMERS RECEIVE OUR TOTAL ATTENTION. OUR SOLE PRODUCT IS OUR SERVICES.

Plexus is committed to providing whatever is necessary to assure that the development, manufacturing and testing of our customers' products occurs in a timely and cost effective manner. This helps our partners gain market share in some of the world's most competitive industries.

Since Plexus has no proprietary products, customers receive our total attention. Our sole product is our services.

PLEXUS OFFERS YEARS OF PRODUCT DEVELOPMENT AND MANUFACTURING EXPERIENCE

In order to stay on the leading edge of electronic product development, Plexus has experts on staff to anticipate future demands for new engineering, test and manufacturing technologies, so these technologies are available when needed by our customers. This staff is available to our customer base to consult on technology issues and to help customers with the outsourcing transition. At Plexus, we understand the pitfalls associated with bringing a new product to market. Our design and manufacturing staffs have the knowledge and experience to help minimize the risks in a cost-effective manner. As a turnkey product development and/or manufacturing partner, Plexus will do whatever it takes to meet customer requirements.

Forward-thinking companies are choosing Plexus as their product development and manufacturing partner. At Plexus, we provide solutions today for tomorrow's complex electronic challenges.

[Picture of Man at Computer Terminal]
OUR ENGINEERING STAFF IS EQUIPPED WITH THE LATEST SOFTWARE AND COMPUTER TECHNOLOGY TO ENSURE A TIMELY, FLEXIBLE DEVELOPMENT PROCESS.



                      Plexus Corp. 8  1995 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations


YEAR ENDED SEPTEMBER 30, 1995 COMPARED TO
YEAR ENDED SEPTEMBER 30, 1994

Net sales for the fiscal year ended September 30, 1995 increased $40,651,000 or 16.7% to $283,134,000 from $242,483,000 for the fiscal year ended September 30, 1994. After a slow first quarter, volume increased steadily during fiscal year 1995, due to an increased customer base. Management believes that these new strategic relationships are a result of the Company's investment and development of its outstanding technology package and facilities. The Company will continue to be selective in the enlargement of its customer base, seeking market leaders that want to develop a long-term relationship. A portion of this increase continues to be sales allocable to component parts used in assemblies ("parts sales") as distinguished from sales allocable to services; parts sales tend to have lower margins to the Company than services sales.

Cost of sales for the fiscal year ended September 30, 1995 increased $33,125,000 or 14.6% to $259,438,000 from $226,313,000 for the fiscal year ended September 30, 1994. The increase in cost of sales results from the increased level of sales and from those costs associated with increased parts sales. Increased utilization of the Advanced Manufacturing Center and more efficient use of capacity in the other plants enabled gross profit to increase $7,526,000 or 46.5% for the fiscal year ended September 30, 1995 to $23,696,000 from $16,170,000 for the fiscal year ended September 30, 1994. Gross profit margin as a percentage of sales increased to 8.4% from 6.7%.

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

YEAR ENDED SEPTEMBER 30, 1994 COMPARED TO
YEAR ENDED SEPTEMBER 30, 1993

During the year ended September 30, 1994, net sales increased $82,886,000 or 52% to $242,483,000 from $159,597,000 for the fiscal year ended September 30, 1993. This increase was made possible due to increased capacity provided by the Company's new Advanced Manufacturing Center which was completed and began operations during the beginning of fiscal year 1994. The largest portion of this increase related to parts sales as distinguished from sales allocable to services.

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



                      Plexus Corp. 9  1995 Annual Report

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

Payment for property, plant and equipment for fiscal 1995, 1994 and 1993 was $2,106,000, $5,288,000, and $8,233,000, respectively. Except for the Advanced Manufacturing Center, these acquisitions were financed from working capital. The Advanced Manufacturing Center was permanently financed by use of a sale and leaseback transaction in August, 1994. Management has currently budgeted capital expenditures in fiscal year 1996 of approximately $8,500,000.

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


                      Plexus Corp. 10  1995 Annual Report

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993
(in thousands, except per share amounts)

                                                     1995             1994               1993
Net sales                                          $283,134         $242,483           $159,597
Cost of sales                                       259,438          226,313            146,523
-----------------------------------------------------------------------------------------------
         Gross profit                                23,696           16,170             13,074
Selling and administrative expenses                  11,261            8,244              6,764
-----------------------------------------------------------------------------------------------
         Operating income                            12,435            7,926              6,310
-----------------------------------------------------------------------------------------------
Other income (expense)
    Interest expense                                 (2,470)          (3,152)            (1,608)
    Miscellaneous                                       317              156               (572)
-----------------------------------------------------------------------------------------------
                                                     (2,153)          (2,996)            (2,180)
-----------------------------------------------------------------------------------------------
                                                     10,282            4,930              4,130
Income taxes                                          3,939            1,873              1,560
-----------------------------------------------------------------------------------------------
         Net income                                $  6,343         $  3,057           $  2,570
===============================================================================================
         Net income per common and common
                 equivalent share
             Primary                               $    .89         $    .46           $    .40
===============================================================================================
             Fully diluted                         $    .88         $    .46           $    .40
===============================================================================================


The accompanying notes are an integral part of these consolidated financial statements.


                      Plexus Corp. 11  1995 Annual Report

CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 1995 AND 1994
(in thousands, except share and per share amounts)

ASSETS                                                                       1995               1994
Current assets:
  Cash                                                                   $  3,569            $  1,081
  Accounts receivable, net of allowance of $145 and $130
    in 1995 and 1994, respectively                                         47,560              43,699
  Inventories                                                              48,966              60,047
  Deferred income taxes                                                       904                 743
  Prepaid expenses and other                                                1,930               3,200
-----------------------------------------------------------------------------------------------------
      Total current assets                                                102,929             108,770
Property, plant and equipment, net                                         11,829              12,856
Other                                                                         330                 395
-----------------------------------------------------------------------------------------------------
      Total assets                                                       $115,088            $122,021
=====================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term debt                                      $    107            $    550
  Accounts payable                                                         23,279              36,891
  Customer deposits                                                         3,530               3,501
  Accrued liabilities:
    Salaries and wages                                                      2,618               2,182
    Other                                                                   2,093               2,862
-----------------------------------------------------------------------------------------------------
      Total current liabilities                                            31,627              45,986
Long-term debt                                                             41,734              40,691
Deferred income taxes                                                         718                 465

Stockholders' equity:
  Series A preferred stock, $.01 par value,
    $1,000 face value, 7,000 shares
    authorized, issued and outstanding                                         --                  --
  Preferred stock, $.01 par value, 4,993,000
    shares authorized,
    none issued or outstanding                                                 --                  --
  Common stock, $.01 par value, 30,000,000 shares
    authorized, 6,491,345 and 6,460,498 issued and
    outstanding, respectively                                                  65                  65
  Additional paid-in capital                                               14,160              13,829
  Retained earnings                                                        26,784              20,985
-----------------------------------------------------------------------------------------------------
                                                                           41,009              34,879
-----------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                         $115,088            $122,021
=====================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

                      Plexus Corp. 12  1995 Annual Report

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993
(in thousands, except share amounts)

                                                                                        Additional                          Total
                                         PREFERRED STOCK             COMMON STOCK          Paid-in      Retained    Stockholder's
                                         Shares   Amount         Shares         Amount     Capital      Earnings           Equity
---------------------------------------------------------------------------------------------------------------------------------
Balances,
  September 30, 1992                           -    $ -          6,448,173        $64      $  7,708      $15,358         $23,130
Exercise of stock options                      -      -                  -          -          (899)           -            (899)
Net income                                     -      -                  -          -             -        2,570           2,570
---------------------------------------------------------------------------------------------------------------------------------
Balances,
  September 30, 1993                           -      -          6,448,173         64         6,809       17,928          24,801
Exercise of stock options                      -      -             12,325          1            20            -              21
Issuance of Series A
  Preferred Stock                          7,000      -                  -          -         7,000            -           7,000
Net income                                     -      -                  -          -             -        3,057           3,057
---------------------------------------------------------------------------------------------------------------------------------
Balances,
  September 30, 1994                       7,000      -          6,460,498         65        13,829       20,985          34,879
Exercise of stock options                      -      -             30,847          -           331            -             331
Net income                                     -      -                  -          -            -         6,343           6,343
Preferred dividends
  ($77.69 per share)                           -      -                  -          -            -          (544)           (544)
---------------------------------------------------------------------------------------------------------------------------------
Balances,
  September 30, 1995                       7,000    $ -          6,491,345        $65       $14,160      $26,784         $41,009
=================================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.


                      Plexus Corp. 13  1995 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES                                  1995              1994                1993
Net income                                                        $    6,343        $    3,057         $    2,570
Adjustments to reconcile net income to
  net cash flows from operating activities:
  Depreciation and amortization                                        3,237             3,103              2,555
  Deferred income taxes                                                   92              (156)              (164)
  Changes in assets and liabilities:
    Accounts receivable, net                                          (3,861)          (22,367)            (3,164)
    Inventories                                                       11,081           (10,599)           (19,854)
    Prepaid expenses and other                                         1,270              (690)            (1,453)
    Accounts payable                                                 (13,612)           12,869             10,251
    Customer deposits                                                     29             2,627                (94)
    Accrued liabilities                                                 (333)              860               (332)
    Other                                                                (58)              125                137
-----------------------------------------------------------------------------------------------------------------
      Net cash flows provided by (used in)
         operating activities                                          4,188           (11,171)            (9,548)
-----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on sale of property, plant and equipment                         19             9,104                  -
Payments for property, plant and equipment                            (2,106)           (5,288)            (8,233)
-----------------------------------------------------------------------------------------------------------------
      Net cash flows provided by (used in)
         investing activities                                         (2,087)            3,816             (8,233)
-----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt                                                   121,900           110,791            137,500
Payments on debt                                                    (121,300)         (110,219)          (119,763)
Issuance of preferred stock                                                -             7,000                  -
Issuance of common stock                                                 331                21                  -
Payments of preferred dividends                                         (544)                -                  -
-----------------------------------------------------------------------------------------------------------------
      Net cash flows provided by financing activities                    387             7,593             17,737
-----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                        2,488               238                (44)
Cash at beginning of year                                              1,081               843                887
-----------------------------------------------------------------------------------------------------------------
Cash at end of year                                               $    3,569        $    1,081         $      843
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                      Plexus Corp. 14  1995 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

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

Reclassification: Certain prior years' amounts have been reclassified to conform to the 1995 presentation.

NOTE 2 - INVENTORIES

The major classes of inventories at September 30, 1995 and 1994 are as follows (in thousands):

                                             1995              1994
         Assembly parts                     $33,950          $38,156
         Work-in-process                     14,782           21,383
         Finished goods                         234              508
                                            ------------------------
                                            $48,966          $60,047
                                            ========================


NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net at September 30, 1995 and 1994 consist of the following (in thousands):

                                                                1995                   1994
         Land and improvements                               $    731                $   731
         Buildings and improvements                             7,664                  7,614
         Machinery and equipment                               13,881                 12,682
         Office furniture and equipment                         6,954                  6,108
         Vehicles                                                 671                    663
         Construction-in-progress                                 193                    783
                                                              ------------------------------
                                                             $ 30,094                $28,581
              Less accumulated
                   depreciation                                18,265                 15,725
                                                              ------------------------------
                                                             $ 11,829                $12,856
                                                              ==============================


                      Plexus Corp. 15  1995 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - DEBT

Long-term debt at September 30, 1995 and 1994 consists of the following (in thousands):

                                                      1995           1994
Revolving credit arrangement
(described below)                                   $41,500         $37,100
$3,500,000 Bank Promissory Note,
paid in 1995                                              -           3,500
Other notes and obligations with
a weighted average interest
rate of 5.9%                                            341             641
                                                    -----------------------
                                                     41,841          41,241
Less current portion                                    107             550
                                                    -----------------------
                                                    $41,734         $40,691
                                                    =======================


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
                                    -------
                                    $41,841
                                    =======


Cash paid for interest during the years ended September 30, 1995, 1994 and 1993 was $2,954,000, $3,248,000 and $1,727,000, respectively.

NOTE 5 - INCOME TAXES

The Company and its subsidiaries file a consolidated Federal income tax return. Income taxes consist of the following (in thousands):

                                               1995            1994          1993
         Currently payable:
             Federal                          $3,209          $1,706        $1,464
             State                               638             323           260
                                              ------------------------------------
                                               3,847           2,029         1,724
                                              ------------------------------------
         Deferred:
             Federal                              52            (210)         (141)
             State                                40              54           (23)
                                              ------------------------------------
                                                  92            (156)         (164)
                                              ------------------------------------
                                              $3,939          $1,873        $1,560
                                              ====================================


Following is a reconciliation of the Federal statutory income tax rate to the effective tax rates reflected in the consolidated statements of operations for the years ended September 30, 1995, 1994 and 1993:

                                                 1995           1994          1993
Federal statutory income tax rate               34.0%           34.0%         34.0%
Increase (decrease) resulting from:
         State income taxes, net of
             Federal income tax benefit          4.4             5.0           4.2
         Other, net                             (0.1)           (1.0)         (0.4)
                                              ------------------------------------
Effective tax rate                              38.3%           38.0%         37.8%
                                              ====================================


                      Plexus Corp. 16  1995 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of the net deferred income tax asset as of September 30, 1995 and 1994, were as follows (in thousands):

                                                              1995              1994
Deferred tax assets:
         Accrued benefits                                     $  521          $   415
         Loss carryforwards                                      115              153
         Partnership investment                                  122              120
         Valuation reserves                                      209              417
         Health insurance                                         31               31
         Inventory capitalization                                217               99
         Other                                                   340              117
                                                              -----------------------
                                                               1,555            1,352
         Less valuation allowance                               (181)            (142)
                                                              -----------------------
                                                               1,374            1,210
                                                              -----------------------
Deferred tax liabilities:
         Property, plant and equipment                           997              827
         Other                                                   191              105
                                                              -----------------------
                                                               1,188              932
                                                              -----------------------
Net deferred income tax asset                                 $  186          $   278
                                                              =======================


Cash paid for income taxes for the years ended September 30, 1995, 1994 and 1993 was $4,577,000, $1,419,000 and $1,884,000, respectively.

NOTE 6 - STOCKHOLDERS' EQUITY

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

NOTE 7 - LEASE COMMITMENTS

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


NOTE 8 - STOCK OPTION AND SAVINGS PLANS

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

During 1995, the Company approved two stock option plans, the 1995 Executive Stock Option Plan (the "Executive Plan") and the 1995 Directors' Stock Option Plan (the "Directors' Plan"). The Executive Plan authorizes the Company to grant options to purchase up to 1,000,000 shares of common stock. All shares will be made available from authorized and unissued shares. Options may be


                      Plexus Corp. 17  1995 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

granted to officers and key employees of the Company provided that no officer or key employee may be granted an option or options covering, in the aggregate, more than 50,000 shares of stock in any calendar year. The Executive Plan provides for the granting of options at an option price of not less than the fair market value on the date of grant. Options vest over a three-year period after the date of grant. Additionally, the Executive Plan authorizes the Company to grant 300,000 stock appreciation rights, none of which have been granted as of September 30, 1995. The Executive Plan shall terminate on December 31, 2004 or at such earlier time as the Board of Directors may determine.

The Directors' Plan authorizes the Company to grant options to purchase up to 100,000 shares of common stock. Shares may come from authorized but unissued shares, from treasury shares held by the Company, from shares purchased by the Company on an open market for such purpose, or from any combination of the foregoing. At the first meeting of the Board of Directors following the Company's 1995 annual meeting of shareholders, each person then serving the Company as an outside director was granted a non-qualified stock option to purchase 1,500 shares. Commencing December 1, 1995, and continuing on the first business day of each December thereafter through December 1, 2004, each person then serving the Company as an outside director shall automatically be granted a non-qualified stock option to purchase 1,500 shares. The Directors' Plan provides for the granting of options at an option price of not less than the fair market value on the date of grant and shall terminate on December 31, 2004 or at such earlier time as the Board may determine.

Stock option balances and transactions under the 1988 Plan, the Executive Plan, and the Directors' Plan at and during the years ended September 30, 1995, 1994, and 1993 are summarized as follows:

                                                               1995             1994             1993
Outstanding at beginning
         of year                                             560,661          402,161          247,162
Granted                                                      239,000          178,000          160,500
Exercised (between $3.88
         and $13.69 per share)                               (30,834)         (16,500)               -
Lapsed                                                       (24,838)          (3,000)          (5,501)
                                                           -------------------------------------------
Outstanding at end of year                                   743,989          560,661          402,161
                                                           ===========================================
Exercisable at end of year                                   349,945          252,696          127,366
                                                           ===========================================
Shares available for future
         options at end of year                            1,100,000                2          175,002
                                                           ===========================================


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

NOTE 9 - BUSINESS SEGMENT AND MAJOR CUSTOMERS

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

NOTE 10 - TRANSACTIONS WITH RELATED PARTIES

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


                      Plexus Corp. 18  1995 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the years ended September 30, 1995 and 1994 is as follows (in thousands except per share and stock price amounts):

                                              FIRST           SECOND            THIRD           FOURTH
  1995                                      QUARTER          QUARTER          QUARTER          QUARTER            TOTAL
Net sales                                 $  65,341        $  69,380        $  72,354        $  76,059       $  283,134
Gross profit                                  4,358            5,938            6,275            7,125           23,696
Net income                                      895            1,470            1,823            2,155            6,343
Income per common share(*)
         Primary                          $    0.13        $    0.21        $    0.26        $    0.30       $     0.89
         Fully diluted                         0.13             0.21             0.26             0.30             0.88
Stock price:
         High                              $ 10 3/4        $  12 7/8        $  14 3/4        $  18 7/8       $   18 7/8
         Low                                  8 1/4            8 1/2           11 1/4           13 1/2            8 1/4

  1994
Net sales                                  $ 55,944        $  61,323        $  55,004        $  70,212       $  242,483
Gross profit                                  3,590            4,482            3,644            4,454           16,170
Net income                                      704            1,023              304            1,026            3,057
Income per common share(*)                 $   0.11        $    0.16        $    0.05        $    0.15       $     0.46
Stock price:
         High                              $     18        $  17 1/2        $  16 3/4        $  12 1/2               18
         Low                                 14 1/4           15 1/4           11 3/4           10 1/4       $   10 1/4

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


                      Plexus Corp. 19  1995 Annual Report

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



                             PRICE RANGE OF                                            PRICE RANGE OF
Fiscal Year Ended            COMMON STOCK                   Fiscal Year Ended          COMMON STOCK
September 30, 1995           Low          High              September 30, 1994         Low           High
First Quarter                8  1/4      10 3/4             First Quarter              14 1/4       18
Second Quarter               8  1/2      12 7/8             Second Quarter             15 1/4       17 1/2
Third Quarter               11  1/4      14 3/4             Third Quarter              11 3/4       16 3/4
Fourth Quarter              13  1/2      18 7/8             Fourth Quarter             10 1/4       12 1/2
Year                         8  1/4      18 7/8             Year                       10 1/4       18


INVESTOR INFORMATION

Plexus Corp. Common Stock is traded over-the-counter on the NASDAQ National Market System, symbol PLXS. As of September 30, 1995, there were approximately 2,500 shareholders of record. A copy of Plexus Corp.'s 1995 Form 10-K Report to the Securities and Exchange Commission is available to the shareholders upon written request to:

         Joseph D. Kaufman, Secretary
         Plexus Corp.
         55 Jewelers Park Drive
         P.O. Box 156
         Neenah, WI 54957-0156


TRANSFER AGENT AND REGISTRAR

Firstar Trust Company
615 E. Michigan Street
P.O. Box 2077
Milwaukee, WI 53201-2077
(800) 637-7549


AUDITORS

Coopers & Lybrand
411 E. Wisconsin Avenue
Milwaukee, WI 53202


                      Plexus Corp. 20  1995 Annual Report

DIRECTORS AND OFFICERS



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

[PLEXUS LOGO]

55 Jewelers Park Drive
Post Office Box 156
Neenah, WI  54957-0156

Product development,
manufacturing and
testing solutions for the
electronics industry.